Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2020	As at March 31, 2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	131,012	139,127	1,902
Intangible assets	6	16,362	13,085	179
Property, plant and equipment	4	81,120	85,192	1,165
Right-of-Use assets	5	16,748	16,420	225
Financial assets
Derivative assets	17	—	16	^
Investments	8	9,302	10,576	145
Trade receivables		6,049	4,358	60
Other financial assets	11	5,881	6,088	83
Investments accounted for using the equity method		1,383	1,464	20
Deferred tax assets		6,005	1,664	23
Non-current tax assets		11,414	14,323	196
Other non-current assets	12	11,935	15,935	217

Total non-current assets		297,211	308,248	4,215

Inventories	9	1,865	1,064	15
Financial assets
Derivative assets	17	3,025	4,064	56
Investments	8	189,635	175,707	2,402
Cash and cash equivalents	10	144,499	169,793	2,321
Trade receivables		104,474	94,298	1,289
Unbilled receivables		25,209	27,124	371
Other financial assets	11	8,614	7,245	99
Contract assets		17,143	16,507	226
Current tax assets		2,882	2,461	34
Other current assets	12	22,505	24,923	340

Total current assets		519,851	523,186	7,153

TOTAL ASSETS		817,062	831,434	11,368

EQUITY
Share capital		11,427	10,958	150
Share premium		1,275	714	10
Retained earnings		476,103	466,692	6,381
Share-based payment reserve		1,550	3,071	42
SEZ Re-investment reserve		43,804	41,154	563
Other components of equity		23,299	30,506	418

Equity attributable to the equity holders of the Company		557,458	553,095	7,564
Non-controlling interests		1,875	1,498	20

TOTAL EQUITY		559,333	554,593	7,584

LIABILITIES
Financial liabilities
Loans and borrowings	13	4,840	7,458	102
Derivative liabilities	17	138	—	—
Lease liabilities		12,638	13,513	185
Other financial liabilities	14	151	2,291	31
Deferred tax liabilities		2,825	4,633	63
Non-current tax liabilities		13,205	11,069	151
Other non-current liabilities	15	7,537	7,835	107
Provisions	16	2	2	^

Total non-current liabilities		41,336	46,801	639

Financial liabilities
Loans, borrowings and bank overdrafts	13	73,202	75,874	1,037
Derivative liabilities	17	7,231	1,070	15
Trade payables and accrued expenses		78,129	78,870	1,078
Lease liabilities		6,560	7,669	105
Other financial liabilities	14	899	1,470	20
Contract liabilities		18,775	22,535	308
Current tax liabilities		11,731	17,324	237
Other current liabilities	15	19,254	24,552	336
Provisions	16	612	676	9

Total current liabilities		216,393	230,040	3,145

TOTAL LIABILITIES		257,729	276,841	3,784

TOTAL EQUITY AND LIABILITIES		817,062	831,434	11,368

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2020	2021	2021	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	157,110	162,454	2,221	610,232	619,430	8,469
Cost of revenues	21	(114,133)	(109,805)	(1,501)	(436,085)	(423,205)	(5,786)

Gross profit		42,977	52,649	720	174,147	196,225	2,683
Selling and marketing expenses	21	(10,295)	(10,679)	(146)	(42,907)	(41,400)	(566)
General and administrative expenses	21	(7,681)	(8,689)	(119)	(29,823)	(34,686)	(474)
Foreign exchange gains	23	993	886	12	3,169	2,995	41
Other operating income/(loss), net	26	395	—	—	1,144	(81)	(1)

Results from operating activities		26,389	34,167	467	105,730	123,053	1,683
Finance expenses	22	(1,653)	(1,122)	(15)	(7,328)	(5,088)	(70)
Finance and other income	23	4,907	4,447	61	24,081	20,912	286
Share of net profit /(loss) of associates accounted for using the equity method		13	4	^	29	130	2

Profit before tax		29,656	37,496	513	122,512	139,007	1,901
Income tax expense	19	(6,205)	(7,755)	(106)	(24,799)	(30,345)	(415)

Profit for the period		23,451	29,741	407	97,713	108,662	1,486

Profit attributable to:
Equity holders of the Company		23,260	29,721	407	97,218	107,946	1,476
Non-controlling interests		191	20	^	495	716	10

Profit for the period		23,451	29,741	407	97,713	108,662	1,486

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		4.09	5.39	0.07	16.67	19.11	0.26
Diluted		4.07	5.38	0.07	16.62	19.07	0.26
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,692,835,298	5,510,335,838	5,510,335,838	5,833,384,018	5,649,265,885	5,649,265,885
Diluted		5,703,378,727	5,524,619,810	5,524,619,810	5,847,823,239	5,661,657,822	5,661,657,822

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2020	2021	2021	2020	2021	2021
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period		23,451	29,741	407	97,713	108,662	1,486
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans		(696)	436	6	(1,050)	223	3
Net change in fair value of equity instruments measured at fair value through OCI		99	751	10	724	1,216	17

		(597)	1,187	16	(326)	1,439	20

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	18	4,469	(1,454)	(20)	8,447	(656)	(9)
Net change in time value of option contracts designated as cash flow hedges		(65)	9	^	(520)	52	1
Net change in intrinsic value of option contracts designated as cash flow hedges		(662)	(110)	(2)	(1,558)	958	13
Net change in fair value of forward contracts designated as cash flow hedges		(1,503)	769	11	(2,652)	3,035	41
Net change in fair value of debt instruments measured at fair value through OCI		82	(1,017)	(14)	1,222	1,851	25

		2,321	(1,803)	(25)	4,939	5,240	71

Total other comprehensive income, net of taxes		1,724	(616)	(9)	4,613	6,679	91

Total comprehensive income for the period		25,175	29,125	398	102,326	115,341	1,577

Total comprehensive income attributable to:
Equity holders of the Company		24,880	29,105	398	101,673	114,678	1,568
Non-controlling interests		295	20	^	653	663	9

		25,175	29,125	398	102,326	115,341	1,577

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity

Particulars	Number of shares*	Share capital, fully paid- up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2019	6,033,935,388	12,068	533	506,135	2,617	28,565	15,250	2,415	533	568,116	2,637	570,753
Adjustment on adoption of IFRS 16 (net of tax)	—	—	—	(872)	—	—	—	—	—	(872)	—	(872)

Adjusted balances as at April 1, 2019	6,033,935,388	12,068	533	505,263	2,617	28,565	15,250	2,415	533	567,244	2,637	569,881
Comprehensive income for the year
Profit for the year	—	—	—	97,218	—	—	—	—	—	97,218	495	97,713
Other comprehensive income	—	—	—	—	—	—	8,289	(4,730)	896	4,455	158	4,613

Total comprehensive income for the year	—	—	—	97,218	—	—	8,289	(4,730)	896	101,673	653	102,326

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	2,498,925	5	742	—	(742)	—	—	—	—	5	—	5
Buyback of equity shares	(323,076,923)	(646)	—	(105,000)	—	—	—	—	646	(105,000)	—	(105,000)
Transaction cost related to buyback	—	—	—	(311)	—	—	—	—	—	(311)	—	(311)
Issue of shares by controlled trust on exercise of options *	—	—	—	1,026	(1,026)	—	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	9	1,262	—	—	—	—	1,271	—	1,271
Effect of modification of ADS RSUs from equity settled to cash settled	—	—	—	—	(561)	—	—	—	—	(561)	—	(561)
Transferred to Special economic zone reinvestment reserve	—	—	—	(15,239)	—	15,239	—	—	—	—	—	—
Cash dividend paid (including dividend tax thereon)	—	—	—	(6,863)	—	—	—	—	—	(6,863)	—	(6,863)
Cash dividend paid to Non-controlling interests	—	—	—	—	—	—	—	—	—	—	(1,415)	(1,415)

Total transactions with owners of the Company	(320,577,998)	(641)	742	(126,378)	(1,067)	15,239	—	—	646	(111,459)	(1,415)	(112,874)

As at March 31, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity

Particulars	Number of shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	SEZ Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2020	5,713,357,390	11,427	1,275	476,103	1,550	43,804	23,539	(2,315)	2,075	557,458	1,875	559,333
Comprehensive income for the year
Profit for the year	—	—	—	107,946	—	—	—	—	—	107,946	716	108,662
Other comprehensive income	—	—	—	—	—	—	(603)	4,045	3,290	6,732	(53)	6,679

Total comprehensive income for the year	—	—	—	107,946	—	—	(603)	4,045	3,290	114,678	663	115,341

Transaction with owners of the Company, recognized directly in equity
Issue of equity shares on exercise of options	3,281,165	6	866	—	(866)	—	—	—	—	6	—	6
Buyback of equity shares, including tax thereon (Refer to Note 31)	(237,500,000)	(475)	(1,427)	(115,018)	—	—	—	—	475	(116,445)	—	(116,445)
Transaction cost related to Buyback	—	—	—	(199)	—	—	—	—	—	(199)	—	(199)
Issue of shares by controlled trust on exercise of options *	—	—	—	662	(662)	—	—	—	—	—	—	—
Effect of modification of ADS RSUs from cash settled to equity settled (Refer to Note 25)	—	—	—	—	739	—	—	—	—	739	—	739
Compensation cost related to employee share-based payment	—	—	—	7	2,310	—	—	—	—	2,317	—	2,317
Transferred from Special economic zone reinvestment reserve	—	—	—	2,650	—	(2,650)	—	—	—	—	—	—
Cash dividend paid	—	—	—	(5,459)	—	—	—	—	—	(5,459)	(960)	(6,419)
Others	—	—	—	—	—	—	—	—	—	—	(80)	(80)

Total transactions with owners of the Company	(234,218,835)	(469)	(561)	(117,357)	1,521	(2,650)	—	—	475	(119,041)	(1,040)	(120,081)

As at March 31, 2021	5,479,138,555	10,958	714	466,692	3,071	41,154	22,936	1,730	5,840	553,095	1,498	554,593

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		150	10	6,381	42	563	314	24	80	7,564	20	7,584

*

Includes 22,746,081 and 19,401,215 treasury shares held as at March 31, 2020 and 2021, respectively by a controlled trust. 4,607,772 and 3,344,866 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2020 and 2021.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2020	2021	2021
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:
Profit for the year	97,713	108,662	1,486
Adjustments to reconcile profit for the year to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(11)	(516)	(7)
Depreciation, amortization and impairment expense	20,862	27,656	378
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	6,376	(2,251)	(31)
Share-based compensation expense	1,262	2,310	32
Share of net profit of associates accounted for using equity method	(29)	(130)	(2)
Income tax expense	24,799	30,345	415
Finance and other income, net of finance expenses	(18,945)	(16,614)	(227)
(Gain)/loss from sale of business	(1,144)	81	1
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	(3,327)	12,848	176
Unbilled receivables and contract assets	(3,561)	(1,062)	(15)
Inventories	2,085	803	11
Other assets	(80)	931	13
Trade payables, accrued expenses, other liabilities and provisions	(12,401)	5,698	78
Contract liabilities	(6,572)	3,704	51

Cash generated from operating activities before taxes	107,027	172,465	2,359
Income taxes paid, net	(6,384)	(24,915)	(341)

Net cash generated from operating activities	100,643	147,550	2,018

Cash flows from investing activities:
Purchase of property, plant and equipment	(23,497)	(19,577)	(268)
Proceeds from sale of property, plant and equipment	1,270	753	10
Purchase of investments	(1,178,247)	(1,172,251)	(16,027)
Proceeds from sale of investments	1,212,826	1,189,059	16,257
Payment for business acquisitions including deposits and escrow, net of cash acquired	(10,003)	(9,873)	(135)
Proceeds from sale of business	7,459	—	—
Interest received	23,837	19,624	268
Dividend received	367	4	^

Net cash generated from investing activities	34,012	7,739	105

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	14	6	^
Repayment of loans and borrowings	(132,380)	(97,206)	(1,329)
Proceeds from loans and borrowings	106,342	103,418	1,414
Repayment of lease liabilities	(6,784)	(8,660)	(118)
Payment for buy back of shares, including transaction cost	(105,311)	(95,199)	(1,302)
Payment of tax on buyback of shares	—	(21,445)	(293)
Interest paid	(4,601)	(3,335)	(46)
Payment of cash dividend	(5,689)	(5,459)	(75)
Payment of tax on cash dividend	(1,174)	—	—
Payment of cash dividend to Non-controlling interests holder	(1,415)	(960)	(13)

Net cash used in financing activities	(150,998)	(128,840)	(1,762)

Net increase in cash and cash equivalents during the year	(16,343)	26,449	361
Effect of exchange rate changes on cash and cash equivalents	1,922	(890)	(12)
Cash and cash equivalents at the beginning of the year	158,525	144,104	1,970

Cash and cash equivalents at the end of the year (Note 10)	144,104	169,663	2,319

^ Value is less than 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2021

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 15, 2021.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2020. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes to the financial statement, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2020.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months and year ended March 31, 2021, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 73.14 as published by Federal Reserve Board of Governors on March 31, 2021. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the company uses expected cost plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertain is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

k)

Leases: IFRS 16 defines a lease term as the non-cancellable period for which the lessee has the right to use an underlying asset including optional periods, when an entity is reasonably certain to exercise an option to extend (or not to terminate) a lease. The Company considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option when determining the lease term. The option to extend lease is included in the lease term, if it is reasonably certain that the lessee will exercise the option. The Company reassesses the option upon occurrence of either a significant event or change in circumstances that are within the control of the lessee.

l)

Other estimates: The share-based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecasted transaction.

m)

Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these interim condensed consolidated financial statements including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these interim condensed consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2020, for a discussion of the Company’s other critical accounting policies except for the adoption of new accounting standards, amendments and interpretations effective on or after April 1, 2020.

New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2020:

Amendment to IFRS 3 - Business combination

The International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a Company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. The adoption of amendment to IFRS 3 is applicable to new acquisition on a prospective basis and did not have any impact on the interim condensed consolidated financial statements of the Company.

Amendment to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

The IASB amended some of its requirements for hedge accounting. The amendments provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships that are directly affected by these uncertainties. The adoption of amendment to IFRS 9, IAS 39 and IFRS 7 did not have any significant material impact on the interim condensed consolidated financial statements of the Company.

Amendment to IAS 1 and IAS 8 – Definition of Material

The IASB issued Amendment to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to update a new definition of material in IAS 1. The amendments clarify the definition of “material” and how it should be applied by including in the definition guidance that until now has featured elsewhere in IFRS Standards. The new definition clarifies that, information is considered material if omitting, misstating, or obscuring such information, could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency. The adoption of the amendment to IAS 1 and IAS 8 did not have any material impact on its evaluation of materiality in relation to the interim condensed consolidated financial statements.

Amendment to IFRS 16 – Leases

The IASB issued amendments to IFRS 16, “Leases”, provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendments allowed the expedient to be applied to COVID-19-related rent concessions to payments originally due on or before June 30, 2021 and also require disclosure of the amount recognized in profit or loss to reflect changes in lease payments that arise from COVID-19-related rent concessions. The reporting period in which a lessee first applies the amendment, it is not required to disclose certain quantitative information required under IAS 8. Accordingly, the Company recognized ₹ 27 and ₹ 61 as reversal of lease liability in the interim condensed consolidated statement of income for the three months and year ended March 31, 2021 respectively.

On 31 March 2021, the IASB has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before 30 June 2022. The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2020 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendment to IAS 1 – Presentation of Financial Statements

On January 23, 2020, the IASB has issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”, amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 37 on the consolidated financial statements.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform (Phase 2), which amends other IFRS standards. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. The adoption of these amendments is not expected to have any material impact on the consolidated financial statements of the Company.

IFRS 9 – Annual Improvements to IFRS Standards - 2018-2020

On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test of IFRS 9 in assessing whether to derecognize a financial liability. This amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company is currently evaluating the impact of amendment to IFRS 9 on the consolidated financial statements.

Amendment to IAS 1 – Presentation of Financial Statements

On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 1 on the consolidated financial statements.

Amendment to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 8 on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	3,697	₹	27,490	₹	92,366	₹	16,505	₹	948	₹	141,006
Reclassified on adoption of IFRS 16		—		—		(3,420)		—		—		(3,420)

Adjusted balance as at April 1, 2019	₹	3,697	₹	27,490	₹	88,946	₹	16,505	₹	948	₹	137,586
Translation adjustment		9		84		1,437		129		(5)		1,654
Additions		55		9,130		13,571		3,487		11		26,254
Additions through Business combinations		—		5		417		7		—		429
Disposals		—		(199)		(3,676)		(258)		(146)		(4,279)

As at March 31, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Accumulated depreciation/ impairment:
As at April 1, 2019	₹	—	₹	6,715	₹	73,188	₹	12,593	₹	682	₹	93,178
Reclassified on adoption of IFRS 16		—		—		(2,177)		—		—		(2,177)

Adjusted balance as at April 1, 2019	₹	—	₹	6,715	₹	71,011	₹	12,593	₹	682	₹	91,001
Translation adjustment		—		32		1,066		91		(2)		1,187
Depreciation and impairment		—		1,319		8,628		1,556		175		11,678
Disposals		—		(118)		(2,649)		(99)		(128)		(2,994)

As at March 31, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Capital work-in-progress											₹	20,348

Net carrying value including Capital work-in-progress as at March 31, 2020											₹	81,120

Gross carrying value:
As at April 1, 2020	₹	3,761	₹	36,510	₹	100,695	₹	19,870	₹	808	₹	161,644
Translation adjustment		5		100		303		25		(1)		432
Additions		107		3,569		14,362		1,958		9		20,005
Additions through Business combinations		—		—		27		57		—		84
Disposals		(58)		(765)		(4,532)		(1,218)		(398)		(6,971)

As at March 31, 2021	₹	3,815	₹	39,414	₹	110,855	₹	20,692	₹	418	₹	175,194
Accumulated depreciation/ impairment:
As at April 1, 2020	₹	—	₹	7,948	₹	78,056	₹	14,141	₹	727	₹	100,872
Translation adjustment		—		32		174		11		—		217
Depreciation and impairment **		—		1,500		11,123		1,845		61		14,529
Disposals		—		(695)		(4,313)		(908)		(391)		(6,307)

As at March 31, 2021	₹	—	₹	8,785	₹	85,040	₹	15,089	₹	397	₹	109,311
Capital work-in-progress											₹	19,309

Net carrying value including Capital work-in-progress as at March 31, 2021											₹	85,192

*	Includes computer equipment and software.
**	Includes impairment charge on certain software platforms amounting to ₹ Nil and ₹ 285 for the three months and year ended March 31, 2021, respectively.

5. Right-of-Use assets	Category of Right-of-Use asset
	Land		Buildings		Plant and machinery *		Vehicles		Total
Gross carrying value:
As at April 1, 2019	₹	2,003	₹	11,502	₹	2,941	₹	649	₹	17,095
Additions		—		3,520		1,210		219		4,949
Additions through Business combinations		—		364		—		—		364
Disposals		—		(41)		(47)		(59)		(147)
Translation adjustment		—		279		132		17		428

As at March 31, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Accumulated depreciation:
Depreciation	₹	27	₹	3,884	₹	1,731	₹	269	₹	5,911
Disposals		—		(18)		(47)		(10)		(75)
Translation adjustment		—		62		37		6		105

As at March 31, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941

Net carrying value as at March 31, 2020									₹	16,748

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Additions through Business combinations		—		352		—		84		436
Translation adjustment		—		48		15		8		71

As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

*	Includes computer equipment.

Gross carrying value:
As at April 1, 2020	₹	2,003	₹	15,624	₹	4,236	₹	826	₹	22,689
Additions		79		5,323		770		162		6,334
Disposals		—		(2,503)		(1,103)		(154)		(3,760)
Additions through Business combinations		—		352		—		84		436
Translation adjustment		—		48		15		8		71

As at March 31, 2021	₹	2,082	₹	18,844	₹	3,918	₹	926	₹	25,770
Accumulated depreciation:
As at April 1, 2020	₹	27	₹	3,928	₹	1,721	₹	265	₹	5,941
Depreciation		28		4,487		1,465		285		6,265
Disposals		—		(1,703)		(1,023)		(119)		(2,845)
Translation adjustment		—		(9)		(6)		4		(11)

As at March 31, 2021	₹	55	₹	6,703	₹	2,157	₹	435	₹	9,350

Net carrying value as at March 31, 2021									₹	16,420

*	Includes computer equipment.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the year ended
	March 31, 2020		March 31, 2021
Balance at the beginning of the year	₹	116,980	₹	131,012
Translation adjustment		9,199		(1,357)
Acquisition through business combinations, net *		4,833		9,472

Balance at the end of the year	₹	131,012	₹	139,127

*	Acquisition through business combinations for the year ended March 31, 2021 is net of ₹ (72) towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2020.

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2019	₹	26,924	₹	5,945	₹	32,869
Translation adjustment		1,031		382		1,413
Acquisition through business combinations		4,535		371		4,906

As at March 31, 2020	₹	32,490	₹	6,698	₹	39,188
Accumulated amortization/ impairment:
As at April 1, 2019	₹	15,345	₹	3,762	₹	19,107
Translation adjustment		220		226		446
Amortization and impairment		2,333		940		3,273

As at March 31, 2020	₹	17,898	₹	4,928	₹	22,826

Net carrying value as at March 31, 2020	₹	14,592	₹	1,770	₹	16,362

Gross carrying value:
As at April 1, 2020	₹	32,490	₹	6,698	₹	39,188
Translation adjustment		(56)		(159)		(215)
Acquisition through business combinations		2,460		828		3,288
Deductions/Adjustments		(8,568)		(5,756)		(14,324)

As at March 31, 2021	₹	26,326	₹	1,611	₹	27,937
Accumulated amortization/ impairment:
As at April 1, 2020	₹	17,898	₹	4,928	₹	22,826
Translation adjustment		(142)		(116)		(258)
Amortization and impairment *		5,060		1,548		6,608
Deductions/Adjustments		(8,568)		(5,756)		(14,324)

As at March 31, 2021	₹	14,248	₹	604	₹	14,852

Net carrying value as at March 31, 2021	₹	12,078	₹	1,007	₹	13,085

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

*

During the year ended March 31, 2021, change in business strategy of a customer has led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge of ₹ Nil and ₹ 1,879 for the three months and year ended March 31, 2021 respectively, as part of amortization and impairment.

Due to change in our estimate of useful life of the customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 795 for the three months and year ended March 31, 2021, as part of amortization and impairment.

7. Business combination:

During the year ended March 31, 2021, the Company has completed four business combinations (which individually are not material) for a total consideration of ₹ 13,724. These include (a) ₹ 1,643 towards acquisition of IVIA Serviços de Informática Ltda. (“IVIA”) on August 14, 2020, a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil (b) ₹ 5,268 towards acquisition of 4C NV and its subsidiaries (“4C”) on August 11, 2020, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East (c) ₹ 841 towards acquisition of Encore Theme Technologies Private Limited (“ETT’), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and (d) ₹ 5,972 towards acquisition of Eximius Design, LLC and and Eximius Design India Private Limited (“Eximius’) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design. The following table presents the provisional purchase price allocation:

Description	Purchase price allocated
Net assets	₹	1,324
Customer related intangibles		2,460
Marketing related intangibles		828
Deferred tax liabilities on intangible assets		(432)

Total	₹	4,180
Goodwill		9,544

Total purchase price	₹	13,724

The total consideration for IVIA includes a deferred earn-out component of ₹ 497, which is linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 460 and recorded as part of provisional purchase price allocation.

The total consideration for ETT includes a deferred earn-out component of ₹ 305, which is linked to achievement of revenues and earnings over a period of 18 months ending March 31, 2022. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 196 and recorded as part of provisional purchase price allocation.

The total consideration for Eximius includes a deferred earn-out component of ₹ 1,738, which is linked to achievement of revenues and earnings over a period of 2 years ending March 31, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 2.3% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 1,637 and recorded as part of provisional purchase price allocation.

Net assets acquired include ₹ 1,000 of cash and cash equivalents and trade receivables valued at ₹ 1,157.

The goodwill of ₹ 9,544 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Eximius Design, LLC in the United States.

The pro-forma effects of these business combinations on the Company’s results were not material.

8. Investments

	As at
	March 31, 2020		March 31, 2021
Non-current
Financial instruments at FVTOCI
Equity instruments	₹	9,297	₹	10,572
Financial instruments at amortized cost
Inter corporate and term deposits *		5		4

	₹	9,302	₹	10,576
Current
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	14,795	₹	23,502
Financial instruments at FVTOCI
Commercial paper, Certificate of deposits and bonds		155,587		131,382
Financial instruments at amortized cost
Inter corporate and term deposits *		19,253		20,823

	₹	189,635	₹	175,707

	₹	198,937	₹	186,283

*

These deposits earn a fixed rate of interest. Term deposits include non- current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ 4, and ₹ 615, respectively (March 31, 2020: Term deposits non-current of ₹ 5 and Term deposits current of ₹ 796).

9. Inventories

	As at
	March 31, 2020		March 31, 2021
Stores and spare parts	₹	613	₹	127
Finished goods and Stock-in-trade		1,252		937

	₹	1,865	₹	1,064

10. Cash and cash equivalents:

	As at
	March 31, 2020		March 31, 2021
Cash and bank balances	₹	34,087	₹	68,842
Demand deposits with banks *		110,412		100,951

	₹	144,499	₹	169,793

* These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	March 31, 2020		March 31, 2021
Cash and cash equivalents	₹	144,499	₹	169,793
Bank overdrafts		(395)		(130)

	₹	144,104	₹	169,663

11. Other financial assets

	As at
	March 31, 2020		March 31, 2021
Non-current
Security deposits	₹	1,581	₹	1,477
Interest receivables		1,139		1,139
Finance lease receivables		2,359		3,144
Others		802		328

	₹	5,881	₹	6,088
Current
Security deposits	₹	1,127	₹	1,149
Dues from officers and employees		1,040		411
Finance lease receivables		2,811		3,438
Interest receivables		2,581		1,628
Others		1,055		619

	₹	8,614	₹	7,245

	₹	14,495	₹	13,333

12. Other assets

	As at
	March 31, 2020		March 31, 2021
Non-current
Prepaid expenses	₹	4,535	₹	3,417
Costs to obtain contract*		4,030		3,413
Costs to fulfil contract		305		337
Others#		3,065		8,768

	₹	11,935	₹	15,935
Current
Prepaid expenses	₹	9,876	₹	12,121
Dues from officers and employees		310		105
Advance to suppliers		3,121		3,199
Balance with GST and other authorities		7,805		7,903
Costs to obtain contract*		1,258		759
Costs to fulfil contract		—		53
Others		135		783

	₹	22,505	₹	24,923

	₹	34,440	₹	40,858

*	Amortization of ₹ 389 and ₹ 226 during the three months ended March 31, 2020 and 2021 respectively, and ₹ 1,237 and ₹ 1,257 during the year ended March 31, 2020 and 2021 respectively.
#	Refer to Note 32

13. Loans, borrowings and bank overdrafts

	As at
	March 31, 2020		March 31, 2021
Borrowings from banks	₹	77,058	₹	82,895
Bank overdrafts		395		130
Loans from institutions other than bank		589		307

	₹	78,042	₹	83,332

Non-current		4,840		7,458
Current		73,202		75,874

14. Other financial liabilities

	As at
	March 31, 2020		March 31, 2021
Non-current
Cash Settled ADS RSUs	₹	146	₹	7
Contingent consideration		—		2,158
Advance from customers		—		123
Deposits and others		5		3

	₹	151	₹	2,291
Current
Cash Settled ADS RSUs	₹	350	₹	24
Contingent consideration		—		135
Advance from customers		—		496
Deposits and others		549		815

	₹	899	₹	1,470

	₹	1,050	₹	3,761

15. Other liabilities

	As at
	March 31, 2020		March 31, 2021
Non-current
Employee benefits obligations	₹	3,767	₹	3,055
Others		3,770		4,780

	₹	7,537	₹	7,835
Current
Statutory and other liabilities	₹	4,919	₹	9,266
Employee benefits obligations		12,356		14,401
Advance from customers		1,464		362
Others		515		523

	₹	19,254	₹	24,552

	₹	26,791	₹	32,387

16. Provisions

	As at
	March 31, 2020		March 31, 2021
Non-current
Provision for warranty	₹	2	₹	2

	₹	2	₹	2
Current
Provision for warranty	₹	317	₹	213
Others		295		463

	₹	612	₹	676

	₹	614	₹	678

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

17. Financial instruments:

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in millions)

	As at
	March 31, 2020					March 31, 2021
	Notional			Fair value		Notional			Fair value
Designated derivative instruments
Sell: Forward contracts		USD	1,011	₹	(2,902)		USD	1,577	₹	2,293
	€		121	₹	231	€		109	₹	114
	£		52	₹	240	£		96	₹	(254)
		AUD	144	₹	741		AUD	103	₹	(246)
Range forward option contracts		USD	474	₹	(1,057)		USD	138	₹	385
	€		39	₹	85			€20	₹	24
	£		98	₹	(13)			£55	₹	(116)
		AUD	—	₹	—		AUD	34	₹	(18)
Non-designated derivative instruments
Sell: Forward contracts *		USD	1,314	₹	(3,116)		USD	1,638	₹	480
	€		59	₹	34	€		99	₹	202
	£		81	₹	112	£		104	₹	98
		AUD	56	₹	115		AUD	29	₹	11
		SGD	7	₹	8		SGD	9	₹	5
		ZAR	17	₹	1		ZAR	22	₹	(1)
		CAD	51	₹	153		CAD	30	₹	3
		SAR	60	₹	(1)		SAR	137	₹	(1)
		PLN	34	₹	13		PLN	8	₹	2
		CHF	7	₹	4		CHF	10	₹	13
		QAR	19	₹	(8)		QAR	15	₹	(6)
		TRY	30	₹	31		TRY	47	₹	42
		NOK	19	₹	16		NOK	4	₹	^
		OMR	2	₹	1		OMR	2	₹	(1)
		SEK	13	₹	4		SEK	42	₹	10
		MYR	20	₹	1		MYR	—	₹	—
		JPY	325	₹	^		JPY	370	₹	6
Buy: Forward contracts		USD	480	₹	972		USD	—	₹	—
		MXN	11	₹	(9)		MXN	—	₹	—
		SEK	—	₹	—		SEK	37	₹	(15)
		DKK	9	₹	^		DKK	45	₹	(12)
		CHF	—	₹	—		CHF	2	₹	(6)
		RMB	—	₹	—		RMB	30	₹	(2)
		AED	—	₹	—		AED	9	₹	^

				₹	(4,344)				₹	3,010

^	Value is less than ₹ 1.
*	USD 1,314 and USD 1,638 includes USD/PHP sell forward of USD 176 and USD 244 as at March 31, 2020 and March 31, 2021, respectively.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Year ended March 31,
	2020		2021
Balance as at the beginning of the year	₹	3,019	₹	(2,876)
Deferred cancellation gain/(loss), net		(201)		—
Changes in fair value of effective portion of derivatives		(2,312)		4,753
Net (gain)/loss reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions *		(3,382)		305

Gain/(loss) on cash flow hedging derivatives, net	₹	(5,895)	₹	5,058

Balance as at the end of the year	₹	(2,876)	₹	2,182
Deferred tax thereon		561		(452)

Balance as at the end of the year, net of deferred tax	₹	(2,315)	₹	1,730

*

Includes net (gain)/loss reclassified to revenue of ₹ (4,761) and ₹ 58 for the year ended March 31, 2020 and 2021, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 1,379 and ₹ 247 for the year ended March 31, 2020 and 2021, respectively.

As at March 31, 2020 and 2021, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers.

Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2020 and 2021, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2020								As at March 31, 2021
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	1,382	₹	—	₹	1,382	₹	—	₹	2,998	₹	—	₹	2,998	₹	—
Others		1,643		—		1,643		—		1,082		—		1,082		—
Investments:
Investment in liquid and short-term mutual funds		14,795		14,795		—		—		23,502		23,502		—		—
Investment in equity instruments		9,297		—		119		9,178		10,572		26		319		10,227
Commercial paper, Certificate of deposits and bonds		155,587		12,983		142,604		—		131,382		2,217		129,165		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(4,057)	₹	—	₹	(4,057)	₹	—	₹	(816)	₹	—	₹	(816)	₹	—
Others		(3,312)		—		(3,312)		—		(254)		—		(254)		—
Contingent consideration (Refer to Note 7)		—		—		—		—		(2,293)		—		—		(2,293)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2021, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market and income approaches

Details of assets and liabilities considered under Level 3 classification

	As at
Investment in equity instruments	March 31, 2020		March 31, 2021
Balance at the beginning of the year	₹	6,668	₹	9,178
Additions		2,124		1,575
Disposals		(1,327)		(1,256)
Transfers out of Level 3		—		(27)
Gain/(loss) recognized in foreign currency translation reserve		855		(252)
Gain/(loss) recognized in other comprehensive income		858		1,009

Balance at the end of the year	₹	9,178	₹	10,227

	As at
Contingent consideration	March 31, 2020		March 31, 2021
Balance at the beginning of the year	₹	—	₹	—
Additions (Refer to note 7)		—		(2,293)
Finance expense recognized in statement of income		—		(25)
Gain/(loss) recognized in foreign currency translation reserve		—		25

Balance at the end of the year	₹	—	₹	(2,293)

18. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Year ended March 31,
	2020		2021
Balance at the beginning of the year	₹	15,250	₹	23,539
Translation difference related to foreign operations, net		8,289		(603)

Balance at the end of the year	₹	23,539	₹	22,936

19. Income taxes

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Income tax expense as per the interim condensed consolidated statement of income	₹	6,205	₹	7,755	₹	24,799	₹	30,345
Income tax included in other comprehensive income on:
Unrealized gains/ (losses) on investment securities		45		(360)		(230)		226
Gains/(losses) on cash flow hedging derivatives		(594)		159		(1,165)		1,013
Remeasurements of the net defined benefit liability/(asset) comprising actuarial gains and losses		(135)		172		(196)		111

	₹	5,521	₹	7,726	₹	23,208	₹	31,695

Income tax expense consists of the following:

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Current taxes
Domestic	₹	5,959	₹	7,257	₹	18,437	₹	19,773
Foreign		377		941		5,887		6,292

	₹	6,336	₹	8,198	₹	24,324	₹	26,065
Deferred taxes
Domestic	₹	448	₹	(1,401)	₹	1,624	₹	3,982
Foreign		(579)		958		(1,149)		298

	₹	(131)	₹	(443)	₹	475	₹	4,280

	₹	6,205	₹	7,755	₹	24,799	₹	30,345

Income tax expenses are net of (provision recorded)/reversal of taxes pertaining to earlier periods, amounting to ₹ (2,812) and ₹ 1,365 for the three months ended March 31, 2020 and 2021 respectively, and ₹ 116 and ₹ 4,488 for the year ended Mar 31, 2020 and 2021 respectively.

The Special Economic Zone (“SEZ”) Re-Investment Reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution.

20. Revenues

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Rendering of services	₹	153,832	₹	160,337	₹	598,550	₹	611,767
Sale of products		3,278		2,117		11,682		7,663

	₹	157,110	₹	162,454	₹	610,232	₹	619,430

Disaggregation of Revenues

The tables below present disaggregated revenues from contracts with customers by business segment (refer to Note 28 “Segment Information”), sector and contract-type. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended March 31, 2020 is as follows:

	IT Services
	Americas 1		Americas 2		Europe		APMEA		Total		IT Products		ISRE		Total
A. Revenue
Rendering of services	₹	45,732	₹	45,071	₹	40,820	₹	20,278	₹	151,901	₹	—	₹	1,931	₹	153,832
Sale of products		—		—		—		—		—		3,278		—		3,278

	₹	45,732	₹	45,071	₹	40,820	₹	20,278	₹	151,901	₹	3,278	₹	1,931	₹	157,110

B. Revenue by sector
Banking, Financial Services and Insurance	₹	553	₹	26,282	₹	13,927	₹	5,578	₹	46,340
Health		16,556		25		2,655		1,252		20,488
Consumer		17,774		614		4,434		2,687		25,509
Communications		2,068		263		1,973		4,093		8,397
Energy, Natural Resources and Utilities		63		6,689		7,738		4,916		19,406
Manufacturing		92		6,001		5,411		894		12,398
Technology		8,626		5,197		4,682		858		19,363

	₹	45,732	₹	45,071	₹	40,820	₹	20,278	₹	151,901	₹	3,278	₹	1,931	₹	157,110

C. Revenue by nature of contract
Fixed price and volume based	₹	25,091	₹	27,379	₹	27,128	₹	13,928	₹	93,526	₹	—	₹	1,550	₹	95,076
Time and materials		20,641		17,692		13,692		6,350		58,375		—		381		58,756
Products		—		—		—		—		—		3,278		—		3,278

	₹	45,732	₹	45,071	₹	40,820	₹	20,278	₹	151,901	₹	3,278	₹	1,931	₹	157,110

Information on disaggregation of revenues for the three months ended March 31, 2021 is as follows:

	IT Services
	Americas 1		Americas 2		Europe		APMEA		Total		IT Products		ISRE		Total
A. Revenue
Rendering of services	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	—	₹	2,302	₹	160,337
Sale of products		—		—		—		—		—		2,117		—		2,117

	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	2,117	₹	2,302	₹	162,454

B. Revenue by sector
Banking, Financial Services and Insurance	₹	805	₹	25,819	₹	15,261	₹	6,317	₹	48,202
Health		16,371		7		3,233		902		20,513
Consumer		18,449		600		5,199		2,711		26,959
Communications		1,629		276		2,299		3,775		7,979
Energy, Natural Resources and Utilities		126		7,750		8,324		4,585		20,785
Manufacturing		70		5,822		5,859		743		12,494
Technology		8,862		5,933		4,650		1,658		21,103

	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	2,117	₹	2,302	₹	162,454

C. Revenue by nature of contract
Fixed price and volume based	₹	25,397	₹	28,818	₹	30,045	₹	13,635	₹	97,895	₹	—	₹	1,904	₹	99,799
Time and materials		20,915		17,389		14,780		7,056		60,140		—		398		60,538
Products		—		—		—		—		—		2,117		—		2,117

	₹	46,312	₹	46,207	₹	44,825	₹	20,691	₹	158,035	₹	2,117	₹	2,302	₹	162,454

Information on disaggregation of revenues for the year ended March 31, 2020 is as follows:

	IT Services
	Americas 1		Americas 2		Europe		APMEA		Total		IT Products		ISRE		Total
A. Revenue
Rendering of services	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	—	₹	7,950	₹	598,550
Sale of products		—		—		—		—		—		11,682		—		11,682

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,151	₹	106,694	₹	53,869	₹	20,659	₹	183,373
Health		63,435		105		10,090		4,167		77,797
Consumer		67,980		2,054		16,030		10,448		96,512
Communications		8,061		1,048		7,753		16,794		33,656
Energy, Natural Resources and Utilities		418		26,024		29,854		19,661		75,957
Manufacturing		349		23,548		20,324		3,639		47,860
Technology		32,924		20,931		18,678		2,912		75,445

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

C. Revenue by nature of contract
Fixed price and volume based	₹	96,876	₹	108,665	₹	104,165	₹	53,220	₹	362,926	₹	—	₹	6,404	₹	369,330
Time and materials		78,442		71,739		52,433		25,060		227,674		—		1,546		229,220
Products		—		—		—		—		—		11,682		—		11,682

	₹	175,318	₹	180,404	₹	156,598	₹	78,280	₹	590,600	₹	11,682	₹	7,950	₹	610,232

Information on disaggregation of revenues for the year ended March 31, 2021 is as follows:

	IT Services
	Americas 1		Americas 2		Europe		APMEA		Total		IT Products		ISRE		Total
A. Revenue
Rendering of services	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	—	₹	8,912	₹	611,767
Sale of products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

B. Revenue by sector
Banking, Financial Services and Insurance	₹	2,609	₹	103,040	₹	56,275	₹	23,228	₹	185,152
Health		64,397		18		12,390		4,789		81,594
Consumer		68,258		2,306		17,731		10,544		98,839
Communications		6,252		1,112		8,247		15,512		31,123
Energy, Natural Resources and Utilities		426		27,405		31,271		19,717		78,819
Manufacturing		265		23,350		22,339		3,024		48,978
Technology		35,180		21,689		16,245		5,236		78,350

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

C. Revenue by nature of contract
Fixed price and volume based	₹	98,868	₹	110,143	₹	108,591	₹	54,519	₹	372,121	₹	—	₹	7,166	₹	379,287
Time and materials		78,519		68,777		55,907		27,531		230,734		—		1,746		232,480
Products		—		—		—		—		—		7,663		—		7,663

	₹	177,387	₹	178,920	₹	164,498	₹	82,050	₹	602,855	₹	7,663	₹	8,912	₹	619,430

21. Expenses by nature

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Employee compensation	₹	85,448	₹	86,172	₹	326,571	₹	332,371
Sub-contracting/ technical fees		22,771		21,494		90,521		83,609
Cost of hardware and software		3,110		2,219		11,491		7,684
Travel		4,031		1,310		18,169		5,258
Facility expenses		5,071		5,288		19,733		20,255
Depreciation, amortization and impairment*		5,798		6,995		20,862		27,656
Communication		1,317		1,452		4,812		6,069
Legal and professional fees		1,256		1,589		4,733		5,561
Rates, taxes and insurance		1,151		935		3,004		3,475
Marketing and brand building		579		332		2,532		1,011
Lifetime expected credit loss		394		(109)		1,043		1,506
Miscellaneous expenses**		1,183		1,496		5,344		4,836

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	132,109	₹	129,173	₹	508,815	₹	499,291

*

Depreciation, amortization and impairment includes impairment charge on certain software platforms, capital work-in-progress and intangible assets amounting to ₹ Nil and ₹ 2,418, for the three months and year ended March 31, 2021, respectively.

**	Miscellaneous expenses for the three months and year ended March 31, 2021, includes an amount of ₹ Nil, and ₹ 991, respectively towards COVID-19 contributions.

22. Finance expenses

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Interest expense	₹	1,168	₹	983	₹	5,136	₹	4,298
Exchange fluctuation on foreign currency borrowings, net		485		139		2,192		790

	₹	1,653	₹	1,122	₹	7,328	₹	5,088

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Interest income	₹	4,487	₹	3,732	₹	21,764	₹	18,442
Dividend income		105		3		367		4
Net gain from investments classified as FVTPL		292		307		1,275		1,478
Net gain from investments classified as FVTOCI		23		405		675		988

Finance and other income	₹	4,907	₹	4,447	₹	24,081	₹	20,912

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(63)	₹	961	₹	2,144	₹	4,383
Other foreign exchange gains/(losses), net		1,056		(75)		1,025		(1,388)

Foreign exchange gains/(losses), net	₹	993	₹	886	₹	3,169	₹	2,995

24. Earnings per share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Profit attributable to equity holders of the Company	₹	23,260	₹	29,721	₹	97,218	₹	107,946
Weighted average number of equity shares outstanding		5,692,835,298		5,510,335,838		5,833,384,018		5,649,265,885

Basic earnings per share	₹	4.09	₹	5.39	₹	16.67	₹	19.11

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Profit attributable to equity holders of the Company	₹	23,260	₹	29,721	₹	97,218	₹	107,946
Weighted average number of equity shares outstanding		5,692,835,298		5,510,335,838		5,833,384,018		5,649,265,885
Effect of dilutive equivalent share options		10,543,429		14,283,972		14,439,221		12,391,937

Weighted average number of equity shares for diluted earnings per share		5,703,378,727		5,524,619,810		5,847,823,239		5,661,657,822

Diluted earnings per share	₹	4.07	₹	5.38	₹	16.62	₹	19.07

Earnings per share for each of the three months ended June 30, September 30, December 31 and March 31 will not add up to earnings per share for the year ended March 31, 2021, on account of buyback of equity shares.

25. Employee benefits

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Salaries and bonus	₹	82,166	₹	81,919	₹	315,036	₹	318,043
Employee benefits plans
Gratuity and other defined benefit plans		792		515		1,845		2,085
Defined contribution plans		2,127		2,647		8,428		9,346
Share-based compensation		363		1,091		1,262		2,897

	₹	85,448	₹	86,172	₹	326,571	₹	332,371

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
Cost of revenues	₹	73,571	₹	73,443	₹	279,356	₹	282,983
Selling and marketing expenses		7,629		8,073		30,763		31,236
General and administrative expenses		4,248		4,656		16,452		18,152

	₹	85,448	₹	86,172	₹	326,571	₹	332,371

The Company has granted 832,990 and 3,305,430 options under RSU option plan during the three months and year ended March 31, 2021 (244,000 and 3,201,000 for the three months and year ended March 31, 2020); 955,248 and 2,656,668 options under ADS option plan during the three months and year ended March 31, 2021, respectively (106,000 and 2,816,400 for three months and year ended March 31, 2020).

The Company has also granted Nil and 2,969,860 Performance based stock options (RSU) during the three months and year ended March 31, 2021, respectively (217,000 and 2,461,500 for the three months and year ended March 31, 2020); Nil and 2,376,980 Performance based stock options (ADS) during the three months and year ended March 31, 2021, respectively (84,000 and 2,524,600 for three months and year ended March 31, 2020).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

Restricted Stock Units arrangement that were modified during the year ended March 31, 2021

Pursuant to the Securities Exchange Board of India (“SEBI”) clarification dated December 18, 2020 that the restriction under October 10, 2019 “Framework of Depository Receipts” shall not apply in case of issue of Depository Receipts to Non-resident Indians (“NRIs”), pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, the Board Governance, Nomination and Compensation Committee in January 2021 approved allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan. This change was accounted for as a modification and the fair value on the date of modification of ₹ 739 has been recognized as equity with a corresponding adjustment to financial liability.

26. Other operating income/(loss), net

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 395 and ₹ Nil for the three months ended March 31, 2020 and 2021, and ₹ 992 and ₹ (81) for the year ended March 31, 2020, and March 31, 2021 respectively has been recognized under other operating income/(loss), net.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ Nil and ₹ 152 for the three months and year ended March 31, 2020 respectively, has been recognized under other operating income/(loss), net.

27. Commitments and contingencies

Capital commitments: As at March 31, 2020 and March 31, 2021 the Company had committed to spend approximately ₹ 14,011 and ₹ 7,490 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2020 and March 31, 2021, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 18,655 and ₹ 17,128 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are complete for the years up to March 31, 2016. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which has been contested by the Income tax authorities before the Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research & development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 77,873 and ₹ 80,032 are not acknowledged as debt as at March 31, 2020 and 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 8,033 and ₹ 11,413    as of March 31, 2020 and 2021, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

28. Segment information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: As announced on November 12, 2020, in order to broad base our growth, effective January 1, 2021, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consist of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consist of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

The corresponding information for the three months and year ended March 31, 2020 has been re-stated to give effect to the above changes.

Revenue from each customer is attributed to respective SMUs based on the location of the customers primary buying center of the services. With respect to certain strategic global customers, while the revenue is generated from multiple countries based on customer’s buying centers, the total revenue related to these strategic global customers have been attributed to a single SMU based on the geographical location of key decision makers.

Prior to this change, IT services segment was organized by seven industry vertical, Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”).

Key service offerings to customers include software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: It consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2020, is as follows:

	IT Services						IT Products		ISRE		Reconciling Items		Total
	Americas 1	Americas 2	Europe	APMEA	Total
Revenue	45,977	45,418	41,104	20,395	₹	152,894	₹	3,266	₹	1,931	₹	12	₹	158,103
Other operating income/(loss), net	—	—	—	—		395		—		—		—		395
Segment Result	7,324	9,008	7,181	2,426		25,939		145		(510)		(189)		25,385
Unallocated						609		—		—		—		609

Segment Result Total					₹	26,943	₹	145	₹	(510)	₹	(189)	₹	26,389
Finance expense														(1,653)
Finance and other income														4,907
Share of net profit/(loss) of associates accounted for using the equity method														13

Profit before tax													₹	29,656
Income tax expense														(6,205)

Profit for the period													₹	23,451

Depreciation, amortization and impairment													₹	5,798

Information on reportable segment for the three months ended March 31, 2021, is as follows:

	IT Services						IT Products		ISRE		Reconciling Items		Total
	Americas 1	Americas 2	Europe	APMEA	Total
Revenue	46,510	46,475	45,107	20,825	₹	158,917	₹	2,117	₹	2,302	₹	4	₹	163,340
Other operating income/(loss), net	—	—	—	—		—		—		—		—		—
Segment Result	9,863	10,500	8,704	3,074		32,141		145		587		37		32,910
Unallocated						1,257		—		—		—		1,257

Segment Result Total					₹	33,398	₹	145	₹	587	₹	37	₹	34,167
Finance expense														(1,122)
Finance and other income														4,447
Share of net profit/(loss) of associates accounted for using the equity method														4

Profit before tax													₹	37,496
Income tax expense														(7,755)

Profit for the period													₹	29,741

Depreciation, amortization and impairment													₹	6,995

Information on reportable segment for the year ended March 31, 2020, is as follows:

	IT Services						IT Products		ISRE		Reconciling Items		Total
	Americas 1	Americas 2	Europe	APMEA	Total
Revenue	176,115	181,481	157,526	78,676	₹	593,798	₹	11,657	₹	7,950	₹	(4)	₹	613,401
Other operating income/(loss), net	—	—	—	—		1,144		—		—		—		1,144
Segment Result	27,289	34,341	27,617	9,550		98,797		(323)		(1,849)		229		96,854
Unallocated						7,732		—		—		—		7,732

Segment Result Total					₹	107,673	₹	(323)	₹	(1,849)	₹	229	₹	105,730
Finance expense														(7,328)
Finance and other income														24,081
Share of net profit/(loss) of associates accounted for using the equity method														29

Profit before tax													₹	122,512
Income tax expense														(24,799)

Profit for the year													₹	97,713

Depreciation, amortization and impairment													₹	20,862

Information on reportable segment for the year ended March 31, 2021, is as follows:

	IT Services						IT Products		ISRE		Reconciling Items		Total
	Americas 1	Americas 2	Europe	APMEA	Total
Revenue	178,091	179,821	165,441	82,462	₹	605,815	₹	7,685	₹	8,912	₹	13	₹	622,425
Other operating income/(loss), net	—	—	—	—		(81)		—		—		—		(81)
Segment Result	33,040	41,589	31,673	11,476		117,778		45		1,061		(903)		117,981
Unallocated						5,153		—		—		—		5,153

Segment Result Total					₹	122,850	₹	45	₹	1,061	₹	(903)	₹	123,053
Finance expense														(5,088)
Finance and other income														20,912
Share of net profit/(loss) of associates accounted for using the equity method														130

Profit before tax													₹	139,007
Income tax expense														(30,345)

Profit for the year													₹	108,662

Depreciation, amortization and impairment													₹	27,656

Revenues from India, being Company’s country of domicile, is ₹ 7,188, and ₹ 29,374 for three months and year ended March 31, 2020, and ₹ 7,211, and ₹ 27,156 for three months and year ended March 31, 2021, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended March 31,				Year ended March 31,
	2020		2021		2020		2021
United States of America	₹	86,492	₹	86,232	₹	338,490	₹	336,009
United Kingdom		17,771		19,093		65,258		67,852

	₹	104,263	₹	105,325	₹	403,748	₹	403,861

No customer individually accounted for more than 10% of the revenues during the three months and year ended March 31, 2020 and 2021.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)

Effective January 1, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of accelerated amortization as per IFRS 2. Segment information for the three months and year ended March 31, 2020 has been re-stated to give effect to these changes.

b)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

c)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues.

d)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

e)	During the three months and year ended March 31, 2021, the Company has contributed ₹ Nil and ₹ 991, respectively towards COVID-19 and is reported in Reconciling items.

f)

Other operating income/(loss) of ₹ 395 and ₹ Nil is included as part of IT Services segment results for three months ended March 31, 2020 and 2021 respectively, and ₹ 1,144 and ₹ (81) for the year ended March 31, 2020 and 2021 respectively. Refer to Note 26.

g)

Segment results for the three months and year ended March 31, 2021, are after considering the impact of impairment charge of ₹ Nil and 1,250 in Americas 1 and ₹ Nil and ₹ 192 in Europe, respectively. Further, an impairment charge of ₹ Nil and ₹ 674 for the three months and year ended March 31, 2021, respectively towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ Nil and ₹ 302 for the three months and year ended March 31, 2021, respectively is included under unallocated. (Refer to Note 4, 6 and 21)

h)

Segment results for the three months and year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in our estimate of useful life of the customer-related intangibles in an earlier business combination. (Refer to Note 6)

29. List of subsidiaries and investments accounted for using equity method as at March 31, 2021 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Mortgage Solutions LLC (formerly known as Opus Capital Markets Consultants, LLC)	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. (formerly known as Appirio, Inc) **	USA
		Designit North America, Inc. (formerly known as Cooper Software Inc.)	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. (Formerly known as Rational Interaction, Inc) **	USA
		Wipro VLSI Design Services, LLC (formerly known as Eximius Design, LLC)	USA
Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS (formerly known as 4C Danmark ApS)	Denmark
		4C Nederland B.V	Netherlands
		Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited) **	U.K.
		Wipro 4C Consulting France SAS (formerly known as 4C Consulting France)	France

Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada

		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Servicos de Tecnologia Ltda	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. W.L.L (formerly known as Wipro Bahrain Limited Co. S.P.C.)		Bahrain

	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro HR Services India Private Limited			India

Encore Theme Technologies Private Limited *			India

Eximius Design India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 83.4% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 16.6% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc. (formerly known as Appirio, Inc), Wipro Designit Services, Inc (formerly known as Rational Interaction, Inc) and Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited) are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH (formerly known as Cellent GmbH)	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil

	Wipro do Brasil Servicos Ltda (formerly known as IVIA Serviços De Informática ltda)		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy
Wipro Appirio, Inc. (formerly known as Appirio, Inc)			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited (formerly known as Appirio Ltd)		Ireland
		Wipro Appirio UK Limited (formerly known as Appirio Ltd)	U.K.
Wipro Designit Services, Inc (formerly known as Rational Interaction, Inc)			USA
	Rational Consulting Australia Pty Ltd		Australia
	Wipro Designit Services Limited (formerly known as Rational Interaction Limited)		Ireland

Wipro Weare4C UK Limited (formerly known as Weare4C UK Limited)			U.K.
	CloudSocius DMCC		UAE

As at March 31, 2021, the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:
Name of the entity		Country of incorporation
Wipro Equity Reward Trust		India
Wipro Foundation		India

30.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

31.	Buyback of equity shares

During the year ended March 31, 2021, the Company has concluded the buyback of 237,500,000 equity shares (at a price of ₹ 400 per equity share) as approved by the Board of Directors on October 13, 2020. This has resulted in a total cash outflow of ₹ 116,445 (including tax on buyback of ₹ 21,445). In line with the requirement of the Companies Act 2013, an amount of ₹ 1,427 and ₹ 115,018 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 475.

32.

On December 22, 2020, as part of strategic partnership, the Company entered into a definitive agreement to acquire the IT units of Metro AG in Germany and Romania. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The Company paid an advance of ₹ 4,463 (Euro 52 million) towards purchase of net assets.

33.

On March 4, 2021, the Company entered into a definitive agreement to acquire CAPCO, a global management and technology consultancy providing digital, consulting and technology services to financial institutions in the Americas, Europe and the Asia Pacific for a total consideration of USD 1,450 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2021.

34.	Events after the reporting period

On April 1, 2021, the Company entered into a definitive agreement to acquire Ampion, an Australia-based provider of cyber security, DevOps and quality engineering services for a total consideration of AUD 150 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending June 30, 2021.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	M. K. Sharma	Thierry Delaporte
Chartered Accountants	Chairman	Director	Chief Executive Officer &
Firm Registration No: 117366W/W - 100018			Managing Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408

Bengaluru
April 15, 2021